3/24


05006771

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Shipping Container Lines

*CURRENT ADDRESS

PROCESSED
MAR 2 5 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34857 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/24/05



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

ANNOUNCEMENT OF THE FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER, 2004

FINANCIAL HIGHLIGHTS
- Turnover increased 46.4% to RMB 22,363,851,000
- Operating profit increased 177.2% to RMB 5,154,115,000
- Profit attributable to shareholders increased 190.9% to RMB 4,022,409,000

The board of directors (the "Board") of China Shipping Container Lines Company Limited ("CSCL" or the "Company") is pleased to present the audited consolidated results of the Company and its subsidiaries (the "Group") for year ended 31 December, 2004, together with the comparative figures for the year ended 31 December, 2003:

CHAIRMAN'S STATEMENT

Year 2004 undoubtedly marked a significant milestone in the development history of the Company. With the successful implementation of business strategy and the flexible allocation of resources, CSCL had firmly captured business opportunities in the shipping industry. Capitalizing on the new, larger, high speed vessels which are at low cost, high efficiency and low operating cost, the Group was ranked one of the top 10 container liner shipping companies in the world and managed to further consolidate its leading position in the China container shipping market, heading rapidly towards the target of being one of the top three liner companies in the world.

Faced with tremendous opportunities in the shipping market in 2004 together with stable growth in the Chinese economy, the Group was able to break previous records in terms of the operating efficiency and economic benefits through measures including optimization of the fleet structure, strengthening of its core competitiveness, flexible deployment of resources and stringent operational cost control. I am pleased to report that in the year 2004 the Group achieved the most remarkable results since the establishment of the Company.

For the year ended 31 December, 2004, the Group recorded an operating income of RMB 22,363,851,000, profit after taxation of RMB 4,029,178,000 and profit attributable to shareholders of RMB 4,022,409,000, which increased by 46.4%, 188.3% and 190.9% respectively when compared with the same period last year. The profit made have exceeded the profit forecast made at the time of listing.

The Board recommends the payment of a final dividend of RMB 0.2 per share.

Operation Review

The global economy showed significant growth with an accelerating pace of recovery in 2004. Global trading volume for the year increased by approximately 8.8%, which is much higher than the growth rate of around 4.5% in 2003. The national economy of China continued its healthy and stable development under the influence of macroeconomic control policies. Growth for the year was around 9.5%. Total amount of imports and exports amounted to US$ 1,154.7 billion, achieving an increase of approximately 35.7% as compared to 2003. The China economy remained as an important driving force of the world economy and trade development.

The shipping industry entered into a new cycle of growth. Global container trading volume reached 94.4 million TEU, representing a growth rate of approximately 8.4% as compared to 2003. Container shipping volume of the world's trade lanes increased approximately 13.5%, which was much higher than the approximately 9.7% increase in fleet capacity. Imbalances between supply and demand were apparent. Consequently, the global container market in 2004 was very active even during the low season with the peak season being much more active than before and the demand for shipping capacity being tight. Meanwhile, container transport feeder service also developed rapidly.

The Group continued in improving its core competitiveness by expanding fleet capacity and optimizing fleet structure. A modern fleet with large-scale, speedy and young vessels was thus established.

After adjusting and improving the overall trade lanes arrangement according to market situation and inaugurating new trade lanes, there were more frequent shipping schedules for the trade lanes and the Group was able to increase its market share and enhance the competitiveness of the trade lanes. Meanwhile, in the domestic container market, the Group's competitiveness was further enhanced, thereby consolidating the Group's leading position in the domestic container market in China.

Regarding the operation of its trade lanes, the Group benefited considerably from its flexible allocation of resources. The Group captured all the business opportunities in the changing shipping industry.

Moreover, the Group further reduced the operating cost and enhanced the profit margin via transferring the operation of its major international trade lanes to Hong Kong.

Emphasis continues to be placed on cost control, achieving significant results in fuel, containers management, port charges and other aspects.

With stable freight rates, flexible service system, guaranteed slots and stable shipping schedule, the Group improves its customer service quality and attracts volume cargo owners and long-term customers. This effectively ensures the stable development of the Group, builds up the brand image of CSCL and enhances its ability to withstand risks.

Withholding the tenet of offering services which are scientifically based and technology driven, the Group completed the development and construction of its internal and external networks, accelerated informatization, put the electronic freight rate system, order checking system and container repairing system into operation, improved AS400 system for agencies abroad and popularized CARGO 2000 system for coastal port companies. As a result, working efficiency was further enhanced and quality of customer service was improved.

Future Prospects

The Group was transformed into a joint stock limited company on 3 March, 2004 and successfully listed on the Main Board of The Stock Exchange of Hong Kong Limited on 16 June, 2004. These are significant milestones which laid down a solid foundation for the persistent development of the Group.

The Group recorded encouraging performance across all trade lanes in 2005. Though January and February of every year form a traditional low season of the container shipping industry, capacity on northern US, Europe/Mediterranean and Australia trade lanes were all filled up. This phenomenal business was likely the result of the abolition of the textile quota system of China in the global market which brought about a significant increase in the export of Chinese textile products and the further liberalization of global trade.

In 2005, the US and the Asia Pacific region will remain as the "engine" of growth for the global economy. It is expected that growth in the US economy will reach 3.4% and the Asian region will continue to take the lead in the global economic growth. In addition, growth in both Eastern Europe and Latin America will exceed the world average.

Moreover, for the China shipping market, the level of containerization has yet to increase and therefore, providing the container transportation market with sufficient room for development.

It is estimated that during 2005, there will be a better balance between supply and demand in the container shipping market. Demand is expected to increase by around 12.1%, whereas, supply of capacity is expected to grow by around 12.4%. Although increase in capacity is expected to be slightly higher than the demand, the port congestion problems, as stated earlier, at varying degrees in major international ports will have consumed a proportion of the newly increased capacity. Besides, the imbalanced shipping volume between eastbound and westbound trade lanes will also reduce the shipping capacity of each liner company.

It is expected by the market that freight rates in 2005 will continue to rise slightly. Taken into account of the expected shipping market situation in 2005, all the major freight conferences around the world have planned for raising freight rates in the near future. The Group also intends to raise the freight rates of some trade lanes.

The Group in 2005 will have 21 vessels with a total capacity of about 95,098 TEU delivered and put into operation. Together with the current fleet of vessels, they will be serving the US west coast, Europe/Mediterranean, Black Sea, Australia and domestic trade lanes. Hence, the capacity of the major trade lanes will be enhanced. The Group will maintain its advantage in having low operating costs. Along with the delivery of new and large-scale vessels and the modernization of its fleet, the operation cost per TEU will be further reduced.

Moreover, the Group plans to gradually inaugurate 8 new international trade lanes, including the route from northwest Pacific to US west coast route, two routes from Far East to South America, the route from South East Asia to Europe, the route from Far East to the west coast of Mediterranean through the east coast of Mediterranean, the route from Far East to Adriatic Sea and Israel, the route from Far East to the Black Sea through the east coast of Mediterranean and the route form South East Asia to Australia. This will further improve the overall arrangement of the Group's trade lanes, expand the coverage of its services and enhance the advantage of the Group's network in the global arena.

Stringent control over the operating cost remains to be the key objective of the Group's future development. Cost control will be implemented in 2005 in the following aspects: fuel cost control, cost control on container management and reducing shipment of empty containers. Port charges, stevedorages and taxes per tonne will be controlled and transshipment cost will be reduced. The implementation of the information system of the Group will be accelerated to enhance the efficiency of management and achieve the highest efficiency with the lowest cost.

Simultaneously with the stringent control of operating costs, the marketing department will strive to explore the market, enhance the ability in soliciting cargo of each port company and agency, to focus on soliciting high value cargo and import cargo and encourage agents to actively approach volume customers and sign-on long-term cooperation contracts, in order to enhance the proportion of long-term customers and further expand the Group's network of soliciting cargo. The service network is then extended to Mainland China to strengthen the logistics service of the Group both in China and in the world.

By relying on the favourable market situation which stems from the healthy and stable growth of Chinese economy, the Group aims to enhance the Company's strength, to expand its market share, to upgrade its reputation and market position of the Group amongst the global liner companies and achieve the Group's next destination.

Year 2004 has been an exceptional year with outstanding achievements for the Group. I must pay tribute to the staff who have devoted to the realization of the strategic targets and the accomplishment of each operation benchmarks of the Group. Meanwhile, I must express my sincere gratitude to all of the shareholders and members of the public for their support. Under our joint effort, we are confident that CSCL will accomplish its mission to becoming one of the world's top three container liner companies in the near future.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December, 2004

	Note	2004 RMB'000	2003 RMB'000
Turnover	2	22,363,851	15,276,163
Operating costs	3	(16,866,467)	(13,009,891)
Gross profit		5,497,384	2,266,272
Other income	4	38,594	11,849
Administrative and general expenses		(381,863)	(418,713)
Operating profit	4	5,154,115	1,859,408
Net financing charges	5	(452,272)	(459,447)
Share of profits less losses of an associated company		8,000	6,957
Profit before taxation		4,709,843	1,406,918
Taxation	6	(680,665)	(9,573)
Profit after taxation		4,029,178	1,397,345
Minority interests		(6,769)	(14,473)
Profit attributable to shareholders		4,022,409	1,382,872
Dividends	8	1,686,098	–
Basic earnings per share	7	RMB 0.80	RMB 0.46

CONSOLIDATED BALANCE SHEET
As at 31 December, 2004

	Note	2004 RMB'000	2003 RMB'000
Non-current assets			
Goodwill		13,281	–
Fixed assets		15,214,279	9,087,847
Deferred tax assets		–	87,559
Investments in an associated company		46,892	46,343
Total non-current assets		15,274,452	9,221,749
Current assets			
Bunkers, at cost		250,051	195,041
Trade and notes receivables	9	3,357,071	2,360,967
Prepayments and other receivables		313,488	221,889
Bank balances and cash		5,863,491	1,484,464
Total current assets		9,784,101	4,262,361
Current liabilities			
Trade and notes payables	10	2,140,778	1,484,173
Accruals and other payables		338,569	376,656
Amount due to ultimate holding company		–	77,459
Short-term bank loans		381,520	1,389,720
Long-term bank loans – current portion		445,030	387,515
Finance lease obligations – current portion		438,948	334,232
Income tax payable		128,015	13,423
Special dividend to ultimate holding company		480,098	–
Total current liabilities		4,352,958	4,063,178
Net current assets		5,431,143	199,183
Total assets less current liabilities		20,705,595	9,420,932
Financed by:			
Share capital		6,030,000	3,801,050
Reserves		7,092,713	(174,361)
Proposed final dividend		1,206,000	–
Shareholders' funds		14,328,713	3,626,689

Minority interests	32,349	[illegible],543
Non-current liabilities		
Long-term bank loans	[illegible]9,928	4,232,772
Finance lease obligations	1,6[illegible]	1,519,928
Deferred tax liabilities	1[illegible]7,776	–
Total non-current liabilities	6,344,533	5,752,700
	20,705,595	9,420,932

NOTES:

1. BASIS OF PREPARATION

The Company was established in the People's Republic of China (the "PRC") on 28 August, 1997 as a company with limited liability under the Company Law of the PRC. On 3 March, 2004, the Company was transformed into a joint stock limited company under the Company Law of the PRC by converting its registered capital and reserves as at 31 October, 2003 into 3,830,000,000 shares of RMB 1 each. The Company's H shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Main Board") since 16 June, 2004. Pursuant to a group reorganisation (the "Reorganisation") as detailed in Section 2 of Appendix VIII to the Company's prospectus dated 4 June, 2004 (the "Prospectus"), the Company acquired the entire issued share capital of China Shipping Container Lines (Hong Kong) Co., Ltd and China Shipping Container Lines (Asia) Co., Ltd from a fellow subsidiary on 15 October, 2003. The Reorganisation is accounted for using merger accounting as permitted by Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 27 "Accounting for group reconstructions" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The consolidated accounts have been prepared in accordance with the accounting principles generally accepted in Hong Kong and comply with the accounting standards issued by the HKICPA. They have been prepared under the historical cost convention.

2. TURNOVER AND SEGMENT INFORMATION

The principal activities of the Group are owning, chartering and operating container vessels for the provision of international and domestic container marine transportation service. Turnover represents gross revenues from liner and chartering services, net of discounts allowed and business tax, where applicable.

	2004 *RMB'000*	2003 *RMB'000*
Turnover		
Liner	22,038,357	15,041,903
Chartering	325,494	234,260
	22,363,851	15,276,163

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Primary reporting format – business segments

The Group's business is organised into two main business segments: liner and chartering. The Group's business is dominated by provision of liner service. The chartering business is of insufficient size to be reported separately.

Secondary reporting format – geographical segments

The Group's liner and chartering businesses are managed on a worldwide basis. The turnover generated from the world's major trade lanes includes America, Europe/Mediterranean, Australia, East and Southeast Asia, China domestic and others.

The directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of the Group's assets to specific geographical segments as defined under SSAP 26 "Segment Reporting". Accordingly, geographical segment information is only presented for turnover:

	2004 *RMB'000*	2003 *RMB'000*
America	8,687,942	6,800,792
Europe/Mediterranean	7,806,185	4,725,920
Australia	1,215,417	711,918
East and Southeast Asia	1,527,992	1,230,883
China Domestic	1,668,410	960,559
Others	1,457,905	846,091
	22,363,851	15,276,163

3. OPERATING COSTS

	2004 *RMB'000*	2003 *RMB'000*
Operating costs		
Container and cargo	8,003,143	5,983,549
Vessel and voyage	5,633,808	4,918,913
Sub-route and others	3,229,516	2,107,429
	16,866,467	13,009,891

4. OPERATING PROFIT

Operating profit is stated after crediting and charging the following:

	2004 *RMB'000*	2003 *RMB'000*
Crediting:		
Other income:		
– Information technology services fees	24,029	10,380
– Recovery of payment for claims	14,565	1,469
	38,594	11,849
Reversal of provision for doubtful receivables	4,623	–
Charging:		
Auditors' remunerations	3,145	190
Cost of bunkers consumed	2,594,842	2,042,228
Depreciation:		
– Owned container vessels chartered-out under operating leases	10,939	10,219
– Other owned assets	439,484	223,041
– Containers under finance leases	350,052	304,674
	800,475	537,934
Amortisation of goodwill	458	–
Loss on disposal of fixed assets	270	895
Loss on disposal of investments in associated companies	–	1,663
Operating lease rental:		
– Container vessels	2,557,456	2,106,330
– Containers	409,826	406,588
– Buildings	29,503	19,394
	2,996,785	2,532,312
Provision for doubtful receivables	–	68,811
Staff costs, including directors' and supervisors' emoluments	516,241	358,794

5. NET FINANCING CHARGES

	2004 RMB'000	2003 RMB'000
Interest expenses:		
– bank loans	341,660	236,735
– amount due to ultimate holding company wholly repayable within five years	–	80,137
– finance lease obligations	266,549	258,767
Total interest expenses	608,209	575,639
Less: amount capitalised in vessels under construction	(95,714)	(124,722)
	512,495	450,917
Interest income	(14,040)	(6,319)
Bank charges	3,638	5,013
Foreign exchange (gain)/loss	(49,821)	9,836
	452,272	459,447

6. TAXATION

	2004 RMB'000	2003 RMB'000
Current income tax		
– Hong Kong profits tax *(note (i))*	7,214	3,144
– PRC enterprise income tax *(note (ii))*	425,956	17,617
Deferred taxation	245,335	(13,549)
Share of taxation attributable to associated companies	2,160	2,361
	680,665	9,573

(i) **Hong Kong profits tax**
Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for year ended 31 December, 2004.

(ii) **PRC enterprise income tax ("EIT")**
Pursuant to notifications issued by the State Tax Bureau 國家稅務總局 on 17 July, 2003, China Shipping (Group) Company, the ultimate holding company of the Company, and its approved subsidiaries established in the PRC were assessed for EIT on a consolidation basis and each of them is not assessed individually for the year ended 31 December, 2003 (the Company and its subsidiaries included herein are collectively referred to as the "Tax Entities").

For the year ended 31 December, 2003, China Shipping (Group) Company recorded consolidated taxable losses and was not subject to EIT. China Shipping (Group) Company did not allocate any EIT to the Tax Entities. Accordingly, there was neither EIT payable nor unutilised taxable losses received by any of the Tax Entities as at 31 December, 2003. On 10 March, 2004, China Shipping (Group) Company granted the Company a guarantee to indemnify any EIT imposed on the Tax Entities by the State Administration of Tax during the relevant period. The EIT charged to the consolidated profit and loss account for the year ended 31 December, 2003 represented EIT at a rate of 33% on the estimated taxable income of the remaining subsidiaries established in the PRC which were subject to individual EIT filing.

Pursuant to notifications issued by the State Tax Bureau on 2 September, 2004, the Tax Entities were assessed for EIT on a consolidated basis with China Shipping (Group) Company for the period from 1 January, 2004 to 2 March, 2004. China Shipping (Group) Company did not allocate any EIT to the Tax Entities. Accordingly, the Tax Entities did not have any EIT payable for the period from 1 January, 2004 to 2 March, 2004 and the provision amounting to approximately RMB 153,898,000 previously made in respect of the aforesaid period and reported in the interim accounts was written back.

On 3 March, 2004 the Company was incorporated as a joint stock limited company under the Company Law of the PRC in the Pudong New District. According to the relevant laws and regulations, the EIT rate applicable to the Company from 3 March, 2004 onwards is 15%. The Company's subsidiaries previously included in the Tax Entities are subject to EIT at a rate of 33% from 3 March, 2004 onwards.

The Company's other subsidiaries incorporated in the PRC are subject to EIT at a rate ranged from 0% to 33% for the year ended 31 December, 2004.

Pursuant to relevant EIT regulations, the profit derived by the Company's overseas subsidiaries are subject to EIT. The Company has obtained approval from the tax bureau to adopt a fixed rate of 16.5% on the profits of the overseas subsidiaries for EIT purposes.

7. BASIC EARNINGS PER SHARE

Basic earnings per share is based on the Group's profit attributable to shareholders of RMB 4,022,409,000 (2003: RMB 1,382,872,000) and the weighted average number of 5,026,174,863 (2003: 3,023,754,247) shares in issue during the year. In determining the weighted average numbers of shares in issue during 2003 and 2004, the conversion of registered capital and reserves of RMB 3,830,000,000 into share capital on 3 March, 2004 was deemed to have occurred on the earliest period presented. Diluted earnings per share has not been presented as the Company has no potential dilutive ordinary shares during the year.

8. DIVIDENDS

	2004 RMB'000	2003 RMB'000
Special dividend *(note (i))*	480,098	–
Final, proposed of RMB 0.2 (2003: Nil) *(note (ii))*		
– per domestic share	722,000	–
– per H share	484,000	–
	1,206,000	–
	1,686,098	–

(i) **Special dividend**
In accordance with the "Provisional Regulation relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment", which was issued by the Ministry of Finance of the PRC and became effective from 27 August, 2002, the Company is required to distribute to China Shipping (Group) Company the Company's net profit for the period from 1 November, 2003 (being the first day after the date of the valuation of the assets of the Company) to 2 March, 2004 (being the day immediately prior to the conversion of the Company into a joint stock limited company) (the "Special Period"), determined in accordance with Accounting Standards for Business Enterprises and Accounting System for Business Enterprises of the PRC, payable out of the Company's internal resources and/or cash generated from the Company's operating activities (the "Profit Appropriation"). Holders of H Shares are not entitled to participate in the distribution arising from the Profit Appropriation.

The Company engaged BDO Zhong Hua Certified Public Accountants上海眾華滬銀會計師事務所 to perform a special audit on the Special Period to determine the profit for the *Special Period for distribution to China Shipping (Group) Company. According to the audited financial statements, the net profit for the Special Period amounted to approximately* RMB 480,098,000, which include the write back of the provision for income tax previously made, following the receipt of the approval for consolidated tax filing.

(ii) At a Board meeting held on 8 March, 2005, the Directors of the Company proposed a final dividend of RMB 0.2 per share. This proposed dividend will not be reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained profits for the year ending 31 December, 2005.

9. TRADE AND NOTES RECEIVABLES

	As at 31 December, 2004 RMB'000	2003 RMB'000
Trade receivables		
– Fellow subsidiaries	1,955,125	1,164,643
– Others	1,283,123	1,136,919
	3,238,248	2,301,562
Notes receivables	118,823	59,405
	3,357,071	2,360,967

The aging analysis of trade and notes receivables is as follows:

	As at 31 December, 2004 RMB'000	2003 RMB'000
1 to 3 months	3,146,994	2,133,924
4 to 6 months	313,935	298,628
7 to 9 months	–	43,045
10 to 12 months	11,527	12,613
1 to 2 years	8,463	1,228
	3,480,919	2,489,438
Less: provision for doubtful receivables	(123,848)	(128,471)
	3,357,071	2,360,967

Credit policy

Credit periods in the range between 30 to 50 days are granted to those customers with good payment history. Invoices to other customers are due for payment upon presentation.

10. TRADE AND NOTES PAYABLES

	As at 31 December, 2004 *RMB'000*	2003 *RMB'000*
Trade payables		
– Fellow subsidiaries	268,862	200,591
– Others	1,852,116	766,964
	2,120,978	967,555
Notes payables	19,800	516,618
	2,140,778	1,484,173

The aging analysis of trade and notes payables is as follows:

	As at 31 December, 2004 *RMB'000*	2003 *RMB'000*
1 to 3 months	1,600,936	1,225,794
4 to 6 months	525,038	221,933
7 to 9 months	14,804	20,727
10 to 12 months	–	15,554
1 to 2 years	–	165
	2,140,778	1,484,173

MANAGEMENT DISCUSSION AND ANALYSIS

Business review

For the year ended 31 December, 2004, the Group recorded a sales revenue of RMB 22,363,851,000, representing an increase of 46.4% compared to last year; profit before taxation amounted to RMB 4,709,843,000, representing an increase of 234.8% compared to last year; profit attributable to shareholders amounted to RMB 4,022,409,000, representing an increase of 190.9%; loaded cargo volume for the whole year amounted to 3,654,767 TEU, representing an increase of 29.0%. The average transport cost per TEU of the Group increased by RMB 807.58 from RMB 5,197.10 in 2003 to RMB 6,004.68 in 2004, representing an increase of 15.54%, of which the average transport cost per TEU of international trade lanes increased by RMB 991 from RMB 6,951.89 in 2003 to RMB 7,942.85 in 2004, representing an increase of 14.3%. The average transport cost per TEU of domestic trade lanes increased by RMB 392.02, from RMB 1,122.12 in 2003 to RMB 1,514.14 in 2004, representing an increase of 34.94%. For the year ended 31 December, 2004 total shipping capacity of the Group reached 254,207 TEU, representing an increase of 28.1%.

Performance Analysis

The Group's performance has shown remarkable improvements in 2004. Profit after taxation and minority interests for the year ended 31 December, 2004 was RMB 4,022,409,000, which is approximately 29% (equivalent to RMB 895,699,000) higher than the Directors' profit forecast of RMB 3,126,710,000 as stated in the prospectus. This is mainly due to the Group's ability to break previous records in terms of the operating efficiency and economic benefits through measures including optimization of the fleet structure, strengthening of its core competitiveness, flexible deployment of resources and stringent operational cost control.

Operation of trade lanes

During 2004, 15 vessels (of which 11 vessels are large container vessels with capacity more than 4,000 TEU) with a total capacity of 72,146 TEU were added to the fleet and put into operation in international trade lanes. In addition, through measures including the set up of additional global agency network points, strengthening agents' ability in soliciting cargoes and raising freight rate of trade lanes steadily, the Group was able to increase both the shipping volume and revenue of the trade lanes.

Analysis of container volume by trade lanes:

Principal market	2004 Annual (TEU)	2003 Annual (TEU)	Increase (%)
America	892,838	808,624	10.41
Europe/Mediterranean	885,981	571,563	55.01
Australia	163,883	109,261	49.99
East and Southeast Asia	488,017	418,706	16.55
China domestic	1,101,882	853,109	29.16
Others	122,166	72,944	67.48
Total	3,654,767	2,834,207	28.95

Containers for exports in Europe/Mediterranean trade lane were particularly outstanding, which reached 601,412 TEU, while containers for imports reached 284,569 TEU, representing increases of 105% and 72% respectively from the corresponding period last year. Containers for exports and imports in Australia trade lanes were 53,999 TEU and 109,884 TEU, representing increases of 51% and 50% respectively from the corresponding period last year.

The Group continued to expand its domestic trade lanes and strengthen its leading advantage in the China container shipping market during 2004. Shipping volume for the year amounted to 1,101,882 TEU with a revenue of RMB 1,668,410,000, representing increases of 29.2% and 74.3% respectively from 2003. Revenue per TEU reached RMB 1,514.14, representing an increase of 40% from the corresponding period last year.

Optimize fleet structure

For the year ended 31 December, 2004 , the Group had 32 vessels with capacity over 4000 TEU, accounting for 67.7% in the total capacity. The average age of the fleet was only 1.8 years. These modern, young, high speed and low cost vessels formed the principal components of the Group's modernized fleet and thus strengthened the core competitiveness of the Group.

Continue to take advantage of the flexible allocation of resources

In the international market, port congestion occurred from time to time, vessels of the domestic market have been immediately redeployed and transferred to satisfy the demand for capacity. As a result, the pressure on the tight supply of shipping capacity resulting from port congestion could be alleviated. The Group was able to avoid failure to meet the shipping schedules, guarantee the quality of its customer service and protect the interests of cargo owners. In the domestic market, the Group may increase the utilization of slots in trade lanes and alleviate pressure on feeder spaces by means such as deploying foreign trade lanes to accommodate feeder shipments, etc. Moreover, the problems of imbalanced demand for reefer containers in northbound and southbound main trade lanes and the high cost in shipping empty containers have been resolved by making full use of flexible deployment of shipping capacity resources through measures such as deploying reefer containers to carry dry cargo.

Setting up additional global agency network points

During 2004, the global agency network points of the Group increased to 285, amongst which 182 were international points and 103 were domestic points. This expansion has further expanded the coverage of the Group's global service network, strengthened the Group's capability in canvassing cargoes and ensured that adequate cargoes are solicited for the current and additional trade lanes.

Attracting stable long-term customers and volume cargo owners

During 2004, the Company signed 1,096 contracts with long-term customers and volume cargo owners, amongst which 969 were trans-Pacific service contracts and 127 were trans-Atlantic service contracts involving many import and export suppliers amongst the top 100 in the US and world famous non-vessel operation carriers. Signing of these contracts established the Company a stable basis for the development of US trade lanes in 2004. During 2004, the Company's market share in trans-Pacific eastbound route reached 4.8% and its ranking upgraded from No.12 in 2003 to No. 9. The Company also unprecedentedly entered into the top 5 and ranked No.4 in the China to US west coast market.

Cost control measures and effects

With regard to fuel cost, faced with pressure of rising fuel price, the Group adopted a series of measures to control expenses on fuel and their effects were apparent. Several savings were made including the US$ 2,324,000 saved due to appropriate fuel purchase arrangements; 238,783.4 tons of fuel amounting to about US$ 41,787,000 saved by vessels operating at "economical" speed; and about US$ 9,963,000 saved by locking in 585,000 tons of fuel at low price. Meanwhile, pressure of rising fuel cost was alleviated through the rising of fuel surcharge timely according to the usual practice of the international shipping market.

Container management
The Group ordered to build about 125,000 TEU containers in early 2004. Amongst these, 102,000 TEU have already been put into operation, with the remaining 23,000 TEU to be delivered and put into operation during 2005. As the order was placed before the uplift of steel and container leasing prices, it is expected that approximately US$ 45,000,000 could be saved for the Group.

Stevedorages and port charges

The Group ensured its strong bargaining position by taking full advantage of the operation scale established in each port and the competitive relationship amongst adjacent ports. The Group negotiated actively with each port to reduce all kinds of rates and achieved apparent results. As a result, about US$ 23,000,000 was saved for the Group.

EMPLOYEES AND BENEFITS

As at 31 December, 2004, the Group had 3,142 employees, representing an increase of 357 employees compared to year 2003. The total expense was approximately RMB 516,241,000. In addition, the Group entered into contracts with a number of subsidiaries of China Shipping (Group) Company, pursuant to which the subsidiaries provided the Group with approximately 3,200 crew members in aggregate who mainly work on the Group's self-owned or bare-boat chartered vessels.

Remuneration of the Group's employees includes basic salaries, other allowances and performance bonuses. The Group also adopted a performance discretionary incentive scheme for its staff. The scheme links up the financial benefits of the Group's staff with certain business performance indicators. Such indicators may include but not limited to the profit target of the Group.

Details of the performance discretionary incentive scheme vary among the members of the Group. The Group sets out certain performance indicators for each of its subsidiaries to achieve. Each subsidiary has the discretion to formulate its own detailed performance related remuneration policies according to its local circumstances.

Financial Review

Turnover

The Group's turnover increased by RMB 7,087,688,000 or 46.4% from RMB 15,276,163,000 for the year ended 31 December, 2003 to RMB 22,363,851,000 for the year ended 31 December, 2004. The increase in turnover was primarily due to:

- *Increased volume of loaded cargoes*

  The volume of loaded cargoes increased from 2,834,207 TEU in 2003 to 3,654,767 TEU in 2004 representing an increase of 820,560 TEU or 28.95% – of which Europe/Mediterranean trade lanes increased by 341,418 TEU or 55.01% from 571,563 TEU in 2003; America trade lanes increased by 84,214 TEU or 10.41% from 808,624 TEU in 2003; Australia trade lanes increased by 54,622 TEU or 49.99% from 109,261 TEU in 2003; domestic trade lanes increased by 248,773 TEU or 29.16% from 853,109 TEU in 2003. During the year, the deployment of new and large container vessels enabled the Group to inaugurate a number of major trade lanes resulting in a remarkable increase in voyages servicing North America, Europe/Mediterranean, Australia and coastal regions.

- *Increased freight rates*

  The Group's average freight rates per TEU increased by RMB 807.58 or 15.54% from RMB 5,179.10 in 2003 to RMB 6,004.68 in 2004. In particular, average rates per TEU for international trade lanes recorded an increase of RMB 991 or 14.3% from RMB 6,951.89 in 2003 and average rates per TEU for domestic trade lanes recorded an increase of RMB 392.02 or 34.94% from RMB 1,122.12 in 2003. The increase in the average level of overall freight rates was contributed to the excess of demand of fleet capacities over its supply in both domestic and international trade lanes, limited capacity, the increasing freight rates, as well as the increased volume of loaded cargoes shipped in the offshore trade lanes.

Operating costs

Total operating costs increased by RMB 3,856,576,000 or 29.64% from RMB 13,009,891,000 for the year ended 31 December, 2003 to RMB 16,866,467,000 for the year ended 31 December, 2004. However, with the significant increase in the volume of loaded cargoes, operating costs, on a per TEU basis, increased from RMB 4,479.18 in 2003 to RMB 4,541.50. Reasons for the increase in operating costs were as follows:

- Container and cargo costs increased by RMB 2,019,594,000 or 33.75% from RMB 5,983,549,000 in 2003 mainly due to the increase in the volume of loaded cargoes. Port charges amounted to RMB 1,222,687,000 representing an increase of 13.6% as a result of extended services, higher voyage frequencies and increase in port calling and canal passing frequency. The stevedorage for loaded and empty containers amounted to RMB 5,137,662,000, representing an increase of 42.97%, principally due to the increase in the volume of loaded cargoes in the international and domestic trade lanes and the shipment of empty containers by 28.95% and 27.76% respectively.

- Vessel and voyage costs increased by RMB 714,895,000 or 14.53% from RMB 4,918,913,000 in 2003 to RMB 5,633,808,000 in 2004. However, with the gradual deployment of large vessels which were ordered by the Group at low costs during the down cycle of the shipping industry as well as the successful control of fuel costs, vessel and voyage costs on a per TEU basis dropped from RMB 1,735.55 in 2003 to RMB 1,541.50 in 2004. Average fuel costs and vessel fixed costs were remarkably reduced, reflecting the Group's strengthened competitiveness and ability to counter risks as a result of the change in the fleet structure.

- Sub-route and other costs increased by RMB 1,122,087,000 or 53.24% from RMB 2,107,429,000 in 2003 to RMB 3,229,516,000 in 2004. The increase was largely due to an increase in shipping volume along sub-routes and the absolute amount of inland cargo deliveries in North America.

Gross profit

Due to the above reasons, including a general increase in freight rates, the Group recorded a significant increase in gross profit by RMB 3,231,112,000 or 142.57% to RMB 5,497,384,000 in 2004. Operating profit margin was 24.58% representing an increase of 9.74% from 14.84% in 2003.

Taxation

Before 3 March, 2004, the Company and certain of its subsidiaries were covered in the consolidated enterprise income tax filing of China Shipping (Group) Company, the Company's parent company and hence were exempted from enterprise income tax. Nevertheless, as certain subsidiaries established by the Group in the PRC in the year 2003 were not covered in the consolidated tax filing of China Shipping (Group) Company, their profits were subject to enterprise income tax.

Starting from the transformation of the Company into a joint stock limited company and registration in the Pudong New District, the PRC on 3 March, 2004, the applicable tax rate of the Company has been 15% while that of the subsidiaries established in the PRC is 33%. Overall, the Group's effective tax rate in 2004 was 14.5%.

Profit attributable to shareholders

Due to the above reasons including an increase in the Group's freight rates, the profit attributable to the shareholders of the Group increased by RMB 2,639,537,000 or 190.87% from RMB 1,382,872,000 in 2003 to RMB 4,022,409,000 in 2004.

Liquidity, financial resources and capital structure

The Group's principal sources of liquidity have been the cash flow from operations, proceeds from the issue of H shares and bank borrowings. Cash have mainly been used to pay for the operating costs, to finance the construction of new vessels, the purchase of containers and the repayment of principal with interest for bank borrowings and finance leases.

As at 31 December, 2004, the Group's total bank loans were RMB 5,396,478,000. The maturity profile spreads over a period between 2005 and 2015, with RMB 826,550,000 repayable within one year, RMB 650,030,000 between one to two years, RMB 1,961,180,000 between two to five years, and RMB 1,958,718,000 over five years. The Group's long term bank loans are mainly used to fund the purchase of new vessels.

As at 31 December, 2004, the long term bank loans were secured by mortgage over certain container vessels and vessels in construction with net book value of RMB 4,061,047,000 (31 December 2003: RMB 3,109,502,000), assignment of shipbuilding contracts, and charges over shares of certain vessels owning subsidiaries.

As at 31 December, 2004, the Group had loans in the amount of RMB 4,142,800,000 at fixed interest rates and loans in amount of RMB 1,253,678,000 at floating rates. The loans were primarily denominated in RMB and US dollars while its cash and cash equivalents were held in the same currencies.

Net current assets

As at 31 December, 2004, the Group's net current assets amounted to approximately RMB 5,431,143,000.

Current assets mainly comprised bunker inventory of RMB 250,051,000, trade receivable (including notes receivable) of RMB 3,357,071,000, prepayments and other receivables of RMB 313,488,000 and cash and bank balances of 5,863,491,000.

Current liabilities mainly comprised trade and notes payable of RMB 2,140,778,000, accruals and other payables of RMB 338,569,000, tax payable of RMB 128,015,000, dividend payable of RMB 480,098,000, short-term bank loans of RMB 381,520,000, long-term borrowings due within 1 year of RMB 445,030,000 and finance lease obligations payable within 1 year of RMB 438,948,000.

Cash flows

For the year ended 31 December, 2004, the Group's net cash generated from operations was RMB 5,479,183,000, denominated principally in RMB, US dollars and Hong Kong dollars, and which represented an increase of RMB 2,758,163,000 from the year ended 31 December, 2003. Cash balances for 2004 also increased, mainly reflecting an increase in net cash inflow from operating activities and net cash inflows from financing activities due primarily to an increase of bank loans and proceeds on issue of shares which are mainly used to pay for long term capital expenditures and used as short term working capital. Cash generated from operations, when not needed for working capital requirements, are principally held as short-term and demand deposits.

The following table provides information regarding the Group's cash flows for the reporting periods.

	For the year ended 31 December, 2004 (RMB'000)	2003 (RMB'000)
Net cash from operating activities	5,160,605	2,715,908
Net cash used in investing activities	(6,285,895)	(3,389,693)
Cashflow from financing activities	5,504,317	1,642,978
Net increase in cash and cash equivalents	4,379,027	969,193

Net cash inflow from operating activities
In 2004, the net cash inflow from operating activities were RMB 5,160,605,000, representing an increase of RMB 2,444,697,000 from RMB 2,715,908,000 in 2003. The increase was mainly due to the expansion of the scale of liner operation and increase in operating profit margin. The change in the capital from operating activities for 2004 was mainly due to the 101.37% increase of cash generated from operations from RMB 2,721,020,000 in 2003 to RMB 5,479,183,000.

Net cash used in investing activities
In 2004, net cash used in investing activities was RMB 6,285,895,000, representing an increase of RMB 2,896,202,000 from RMB 3,389,693,000 in 2003. The increase was mainly due to the Group's capital expenditure (primarily vessels and other construction in progress) of RMB 5,977,532,000 (2003: RMB 3,500,261,000).

Net cash inflow from financing activities
In 2004, net cash inflow from financing activities was RMB 5,504,317,000, representing an increase of RMB 3,861,339,000 when compared to RMB 1,642,978,000 in 2003. One of the reasons for the change is reduction of short-term and long-term bank loans and loans from the ultimate holding company arising from the increase of net cash inflow from operating activities. However, the significant increase in the cash inflow from financing activities was mainly attributable to the cash proceeds of RMB 7,159,713,000 raised upon the successful listing of the Group in Hong Kong in 2004.

Average debtor turnover
The Group's average debtor turnover days were reduced to 45 days in 2004 from 52 days in 2003, mainly due to management's effort to strengthen credit control over settlement from customers.

Gearing ratio
As at 31 December, 2004, the Group's gearing ratio (ie. the ratio of net debt over shareholders' equity) was 11%, which is far below the 178.0% for 2003. The main reasons for the decrease are the increase in liquidity from proceeds from the issue of shares and a remarkable increase in operating profits, which can fully offset the payments for capital expenditure during the year.

Foreign exchange risk and hedging
Most of the revenue and expenditure of the Group are settled or denominated in US dollars. In 2004, the Group's operation or liquidity were not materially affected by the fluctuations in currency exchange rate. The Directors believe that the Group will have sufficient foreign exchange to meet its foreign exchange requirements. Meanwhile, the Group will continue to pay close attention to the currency fluctuation of RMB. The Group will consider appropriate measures including making hedging arrangements (eg. forward exchange contracts), based on its operating needs to mitigate the Group's currency exposure. However, as at 31 December, 2004, the Group had not entered into any hedging arrangement including any forward exchange contracts.

Capital expenditure
In 2004, capital expenditure for the purchase of vessels and vessels under construction was RMB 5,844,098,000, for the acquisition and construction of offices was RMB 225,601,000, for improvement on vessels under operating leases was RMB 8,196,000, for the purchase of containers was RMB 815,762,000, for the purchase of office equipment was RMB 33,838,000 while that for the purchase of motor vehicles was RMB 5,198,000.

Capital commitments
As at 31 December, 2004, the Group had contracted but not provided for capital commitment of approximately RMB 7,567,140,000 for vessels under construction.

Acquisition
In 2004, the Company further increased its attributable interest in its subsidiary, Shanghai Puhai Shipping Co., Ltd, from 50% to approximately 99% at a consideration of RMB 29,702,000.

Contingent liabilities
As as 31 December, 2004, the Group did not have any material contingent liabilities.

Use of proceeds from issue of H shares
The Company was successfully listed on the main board of the Stock Exchange of Hong Kong Limited on 16 June, 2004 and raised a net amount (after issue expenses) of approximately RMB 7,159,713,000 by the placing and the public offer of H shares. According to the plan described in the prospectus, the proceeds will be applied as follows.

Planned use of proceeds	**Actual use of proceeds For the year ended 31 December, 2004**	**% used**
Approximately RMB 2,500 million for acquiring vessels	1,739,750,000	69.59%
Approximately RMB 500 million for acquiring containers	–	–
Approximately RMB 500 million for injection into Shanghai Puhai Shipping Co., Ltd. by the Company*	–	–
Approximately RMB 3,000 million for repaying bank loans	2,550,920,000	85.03%
Remaining balance used as general working capital	659,530,000	96.49%

* *Resolution was passed at the Company's first special general meeting in 2005, which was held on 18 February, 2005, to reduce the capital injection into Shanghai Puhai Shipping Co., Ltd. from RMB 500 million as originally planned to RMB 200 million, with the remaining amount of RMB 300 million for acquiring new vessels and containers.*

Profit forecast
The Group's profit after taxation and minority interests amounted to RMB 4,022 million for the year ended 31 December, 2004 which is consistent with the forecast stated by the Directors in the prospectus, being not less than RMB 3,127 million. The actual profit figure of RMB 4,022 million was higher than the forecast figure by approximately RMB 895 million or 29%. This was mainly due to a strong demand in the global container shipping market during 2004 and the ability of the management to capture such market opportunities.

OTHER INFORMATION

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Tuesday, 26 April, 2005 to Thursday, 26 May, 2005, both days inclusive. In order to be eligible for the final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrar of CSCL, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by 4:00 p.m. on Monday, 25 April, 2005.

PURCHASE, SALE AND REDEMPTION OF SHARES

During the period from 16 June, 2004 (being the date of the listing of the Company) to the date of this announcement, the Company has not redeemed any of its shares. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares in the aforesaid period.

AUDIT COMMITTEE

The Company has established an audit committee pursuant to a resolution passed by the Directors of the Company (the "Directors") on 4 March, 2004 in compliance with the "Code of Best Practice" as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"). The audit committee consists of two independent non-executive Directors, namely Mr. Gu Nianzu and Mr. Wang Zongxi, and one non-executive Director, Mr. Wang Daxiong. The primary duties of the audit committee are to review the completeness of the Group's financial reports, annual reports and interim reports and to examine the Company's financial and internal controls, including the review of the audited annual financial statements for the financial year ended 31 December, 2004.

COMPLIANCE WITH THE "CODE OF BEST PRACTICE" AND THE "MODEL CODE" OF THE LISTING RULES

The Board is pleased to confirm that none of the Directors is aware of any information that would reasonably indicate that the Group was not, at any time during the Period, in compliance with the "Code of Best Practice" as set out in Appendix 14 to the Listing Rules.

The Company has adopted a code of conduct regarding directors' and supervisors' securities transactions on terms no less exacting than the required standard stipulated in the "Model Code for Securities Transactions by Directors of Listed Companies" (the "Model Code") as set out in Appendix 10 to the Listing Rules. The Company confirms, having made specific enquiries to all its directors and supervisors, that its directors and supervisors have complied with the required standard of securities transactions as set out in the Model Code.

RESIGNATION AND APPOINTMENT OF DIRECTORS

After the publication of the notice of the Special General Meeting held on 18 February, 2005 (the "Special General Meeting") by the Company on 4 January, 2005, it is hereby confirmed that Mr. Wang Xiangyun has resigned as a director of the Company, with effect from the conclusion of the Special General Meeting.

The Board and Mr. Wang Xiangyun confirm that (i) there has been no dispute between Mr. Wang Xiangyun, the Board and the Company; and (ii) there are no matters that need to be brought to the attention of the Shareholders in relation to his resignation.

The Board would like to take this opportunity to express its thanks to Mr. Wang Xiangyun for his valuable contribution to the Company during his tenure of service.

The Board further announces that Mr. Yan Mingyi, Mr. Huang Xiaowen, Mr. Zhao Hongzhou and Mr. Zhang Guofa were formally appointed as the Company's non-executive Director, executive Director, executive Director and non-executive Director respectively at the Special General Meeting and their appointment will be effective upon the conclusion of the Special General Meeting.

The Directors' remuneration for Mr. Yan Mingyi, Mr. Huang Xiaowen, Mr. Zhao Hongzhou and Mr. Zhang Guofa are RMB 88,000, RMB 634,000, RMB 563,000 and RMB 88,000 each year respectively, which was determined with reference to the remuneration policy of the Company, the Directors' duties and responsibilities in the Company and their contribution to the Company. The Directors' remuneration will be reviewed and approved by the Shareholders in the 2004 Annual General Meeting.

RESIGNATION AND APPOINTMENT OF SUPERVISORS

The Board also confirms that Mr. Zhao Shijiang has resigned as a supervisor of the Company, with effect from the conclusion of the Special General Meeting.

The Board and Mr. Zhao Shijiang confirm that (i) there has been no dispute between Mr. Zhao Shijiang, the Supervisory Committee and the Company; and (ii) there are no matters that need to be brought to the attention of the Shareholders in relation to his resignation.

The Board would like to take this opportunity to express its thanks to Mr. Zhao Shijiang for his valuable contribution to the Company during his tenure of service.

The Board further announces that Mr. Huang Xinming was formally appointed as the Supervisor of the Company, with effect from the conclusion of the Special General Meeting.

The supervisor's remuneration for Mr. Huang Xinmin is RMB 422,000 each year, which was determined with reference to the remuneration policy of the Company, the supervisors' duties and responsibilities in the Company and his contribution to the Company. The supervisors' remuneration will be reviewed and approved by the Shareholders in the 2004 Annual General Meeting.

DISCLOSURE OF INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

The electronic version of this announcement will be published on the website of the Stock Exchange of Hong Kong Limited (the "Stock Exchange") (http://www.hkex.com.hk). An annual report for the year ended 31 December, 2004 containing all the information required by Appendix 16 to the Listing Rules will be despatched to Shareholders and published on the website of the Stock Exchange in due course.

By Order of the Board of Directors
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
8 March, 2005

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Li Kelin ; Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yan Mingyi and Mr. Zhang Guofa, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive Directors.

* *The company is registered as an overseas company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under the English name "China Shipping Container Lines Company Limited".*

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting for the year 2004 (the "AGM") of China Shipping Container Lines Company Limited (the "Company") will be held at 10:30 a.m. on Thursday, 26 May, 2005 at conference room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People Republic of China (the "PRC") for the following purposes:

by way of ordinary resolutions:

1. to consider and approve the report of the board of directors of the Company for the year ended 31 December, 2004;
2. to consider and approve the report of the supervisory committee of the Company for the year ended 31 December, 2004;
3. to consider and approve the audited financial statements and the auditors' report of the Company and of the Group as at and for the year ended 31 December, 2004;
4. to consider and approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended 31 December, 2004 and to authorise the board of directors of the Company to distribute such dividend to its shareholders;
5. to consider and determine (if appropriate) the remuneration of the directors and supervisors of the Company for the year ending 31 December, 2005;
6. to consider and approve the appointments of PricewaterhouseCoopers, Hong Kong, Certified Public Accountants, and BDO Zhong Hua Certified Public Accountants as the Company's international and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the board of directors of the Company to determine their remuneration;

by way of a special resolution:

7. to consider and, if thought fit, approve the following:

(1) there be granted to the board of directors of the Company an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, whether Domestic Shares or H Shares, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period save that the board of directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the board of directors of the Company shall not exceed:

(i) 20 per cent of the aggregate nominal amount of Domestic Shares of the Company in issue; and/or

(ii) 20 per cent of the aggregate nominal amount of H Shares of the Company in issue,

in each case as of the date of this Resolution; and

(c) the board of directors of the Company, will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

For the purposes of this Resolution:

"Domestic Shares" means domestic invested shares in the share capital of the Company with par value of RMB 1.00 each, which are held in Renminbi by PRC investors;

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB 1.00 each, which are subscribed for and traded in Hong Kong Dollars;

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(A) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(B) the expiration of the 12-month period following the passing of this Resolution; or

(C) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(2) contingent on the board of directors of the Company resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the board of directors of the Company be authorised to:

(a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b) to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(c) to increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase and any other resultant changes in the registered capital of the Company."; and

by way of an ordinary resolution:

8. to consider and approve proposals (if any) put forward at such meeting by any shareholder(s) holding 5 per cent or more of the shares carrying the right to vote at such meeting.

By order of the board of directors of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
8 March, 2005

Notes:

(A) The board of directors has recommended a final dividend for the year ended 31 December, 2004 of RMB 0.20 per share and, if such relevant resolution regarding the payment of dividend is approved and passed by the shareholders of the Company, it is expected to be paid on or about 20 June, 2005 to those shareholders of the Company whose names appear on the Company's register of members on 26 May, 2005.

For the purpose of holding the AGM, the register of members of the Company (the "Register of Members") will be closed from Tuesday, 26 April, 2005 to Thursday, 26 May, 2005 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders of the Company whose names appear on the Register of Members at the close of business on Tuesday, 26 April, 2005 are entitled to attend and vote at the AGM.

In order to attend the AGM, holders of the Company's H shares shall lodge all transfers together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, not later than 4:00 p.m. on Monday, 25 April, 2005.

The address of Computershare Hong Kong Investor Services Limited is as follows:

Shops 1712-1716
17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

(B) Holders of domestic shares or H shares, who intend to attend the AGM, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the AGM, i.e. no later than Friday, 6 May, 2005.

Details of the Directorate Secretary Office of the Company are as follows:

3rd Floor
450 Fu Shan Road
Pudong New District
Shanghai
the People's Republic of China
200122
Tel: (86) 21 6596 6666
Fax: (86) 21 6596 6813

(C) Each holder of H shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H share registrar, Computershare Hong Kong Investor Services Limited, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such documents to be valid.

(F) Each holder of domestic shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM. Notes (C) to (E) also apply to holders of domestic shares, except that the proxy form or other documents of authority must be delivered to the Directorate Secretary Office of the Company, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the AGM or any adjournment, thereof in order for such documents to be valid.

(G) If a proxy attends the AGM on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the AGM, such representative should produce his/her identity card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(H) Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the AGM, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) *by at least two Shareholders entitled to vote present in person or by proxy;*

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

(I) The AGM is expected to last for half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

The board of directors of the Company as at the date of this announcement comprises of Mr. Li Kelin, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou being executive Directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yan Mingyi and Mr. Zhang Guofa, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive Directors.

"Please also refer to the published version of this announcement in South China Morning Post."

B2

SOUTH CHINA MORNING POST 10 MAR 2005

CSCL chief expects buoyant year

Russell Barling
and **Rachel Zeng Ni**

Shares of China Shipping Container Lines (CSCL) surged 6.42 per cent yesterday after the mainland's No 2 carrier on Tuesday posted earnings of 4.02 billion yuan in its first full-year result as a listed company. The stock rose 22.5 cents to close at $3.725.

The firm said revenue had risen 46.4 per cent to 22.36 billion yuan.

"We broke our previous records in terms of operating efficiency and economic benefits through the optimisation of our fleet structure ... a flexible deployment of resources and stringent cost control," chairman Li Kelin said.

Mr Li, speaking at a post-results conference in Hong Kong yesterday, said the company expected to bring 21 new ships on stream this year, including the world's largest container vessels – with a capacity of 9,500 teu (20-foot equivalent unit) – now under construction at South Korea's Samsung Heavy Industries.

He declined to confirm reports that the company was set to sign for a series of record-breaking 12,000 teu ships from the same yard in the next month.

General manager finance Zhou Xinmin said capital expenditure on vessels this year would reach 3.9 billion yuan.

CSCL's average freight rate last year – the price it charged for moving a box of cargo – increased 15.5 per cent, according to Mr Li. He declined to say how much the carrier charged per box.

"We expect that freight rates will rise a further 4 to 5 per cent this year. Compared with last year it will not be huge, but this year will be one of the best years for the industry," Mr Li said. "Our revenue growth this year will be much higher than the rise in our operating costs.

"Although the first two months traditionally make up the low season, the abolition of quotas on textiles has led to a significant [jump] in the export of Chinese products."

He said he expected to see strong results from the industry until the second half of next year when congestion at western ports could begin to play a factor.

"The growth in container shipments has the potential to outstrip the growth of port facilities, especially in the US and Europe," he said.

P.5

CHINA DAILY 10 MAR 2005

CSCL: freight rates set to rise on growth

By Sammy Chan

China's second largest container operator, China Shipping Container Lines (CSCL), expects its freight rates to rise 4-5 per cent this year, driven by robust growth in global trade and supply shortages.

"The rates will continue to increase steadily this year until stabilizing in 2006," Li Kelin, chairman at CSCL, said yesterday.

The shipping affiliate, controlled by the State-owned China Shipping Group, said its average freight rates soared 15.5 per cent last year.

Li projected China's robust economic development will keep driving up the demand for container shipping by 12.1 per cent this year while shipment supply is expected to rise 12.4 per cent with industrial players' heavy investment.

However, "as the growth rate of port expansion is falling behind the expansion of fleets, the shipping industry will continue to see a shortage of supply", Li said.

Li forecast supply shortages will still exist for international coastal ports and the principal East-West line haul routes, given the world trade volume is expected to grow 8 per cent this year.

The company, which inaugurated five new international trade routes last year, will bring another eight new international trade lanes into operation in 2005, adding the total to 83 globally.

CSCL's full-year net profit surged 1.9 times to 4.02 billion yuan (US$486 million), driven by the robust external trade and expansion in its fleet capacity.

The remarkable performance drove its shares up 6.4 per cent to HK$3.725 yesterday, about 17 per cent above their IPO price of HK$3.175.

The company, the world's 10th largest container shipper, saw its total operating capacity jump 28.1 per cent to 254,207 20-foot equivalent units (TEUs) last year, with 15 new large-scale vessels joining the operation. The company will spend 6.3 billion yuan (US$759 million) to add 21 new vessels this year, bringing its fleet to 135, with the aggregate capacity to 350,000 TEUs.

The Shanghai-based container carrier also said the removal of quotas on textile products contributed a 30 per cent rise in its shipping volume during the first two months of 2005.

"Although January and February are traditional low season, the abolition led to an upsurge of Chinese textile products and international trade," Li said.

A9

THE STANDARD 10 MAR 2005

Slight rise in freight rates expected

Gladys Tang

China Shipping Container Lines (CSCL), the world's 10th biggest container shipper, expects a mild increase in freight rates this year, following last year's average 15.5 percent gains.

"We expect the freight rate to increase by 4 or 5 percent this year, which is quite satisfactory when compared with last year's higher base," chairman Li Kelin said.

He said he expects rising freight rates to offset increased fuel prices. Clients will have to pay an oil surcharge, adjusted on a monthly basis.

CSCL shares rose 6.43 percent to close at HK$3.725 on Wednesday after the company reported a better-than-expected net profit of 4.02 billion yuan (HK$3.79 billion) last year, exceeding the forecast in its own listing prospectus by 29 percent.

The Shanghai-based carrier's average freight rate rose to 6,004.70 yuan per container from 5,197.10 yuan in 2003. "This year will be the best ever for the shipping industry," Li said.

CSCL carried 30 percent more volume in the first two months of this year — traditionally a slow time — than it did a year earlier. "The removal of the international textile quota system has helped," Li said.

The carrier has expanded capacity aggressively since 2001, and expects to take delivery of another 21 vessels with combined capacity of 95,098 twenty-foot equivalent units (TEUs) this year, boosting total capacity by 37.4 percent to 349,305 TEUs. Last year, CSCL increased capacity by 28 percent.

However, the company will spend only 3.9 billion yuan on new ships this year, compared with 6 billion yuan last year.

BNP Paribas, the investment bank which helped the carrier float its shares last year, said CSCL had timed the shipping cycle accurately and was one of the few companies with enough extra capacity to meet increasing demand.

gladys.tang@singtaonewscorp.com